CHIPOTLE MEXICAN GRILL, INC. 1401 WYNKOOP STREET, SUITE 500 DENVER, CO 80202	MAIN 303.595.4000 WEB chipotle.com

July 1, 2016

Andrew Mew

Senior Assistant Chief Accountant

U. S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE
Washington, DC 20549

RE: Chipotle Mexican Grill, Inc.
Form 10-K for the Fiscal year Ended December 31, 2015

Filed Feb 5, 2016

Form 10-Q for Fiscal Quarter Ended March 31, 2016

Filed April 26, 2016

File No. 001-32731

Dear Mr. Mew:

We have received your comment letter dated June 22, 2016 with respect to your review of our Form 10-K and Form 10-Q referenced above. For your convenience, the comments in your June 22, 2016 letter are repeated herein and the Company’s response is set forth immediately below each comment.

Form 10-Q for Fiscal Quarter Ended March 31, 2016

Notes to the Financial Statements, page 4

1. In light of the significant promotional activities begun in the first quarter of 2016, such as coupons issued for free products, please revise your revenue recognition policy to describe your accounting for such promotions and sales incentives. Also, to the extent that amounts recognized for such incentives are material, please disclose the amount in accordance with ASC 605-50-50-1. Your discussion in MD&A should also be revised to discuss the extent of the contribution of these incentives/promotions to the change in revenue and operating income.

At times, we issue coupons that may be redeemed by customers for free or discounted food.  Beginning in the first quarter of 2016 we issued coupons for free food with expiration dates in the second quarter of 2016.  For coupons issued in the first quarter of 2016 that remained outstanding as of March 31, 2016, we recognized a liability on the balance sheet for the estimated cost of food that is expected to be, but not yet, redeemed based on company-specific historical redemption rates for similar promotions. The amount of the accrued liability for free food offers was approximately $4 million as of March 31, 2016.  We do not recognize any revenue on free food coupons issued to or redeemed by customers.

We will revise our accounting policy in future filings to describe our accounting for our promotions and sales incentives beginning with our next 10-Q filing, to include additional disclosures similar to the following:

The Company recognizes revenue, net of discounts and incentives, when payment is tendered at the point of sale.  The Company recognizes a liability for offers of free food by estimating the cost to satisfy the offer based on company–specific historical redemption patterns for similar promotions.   These costs are recognized in other operating costs in the consolidated statement of operations and in accrued liabilities in the consolidated balance sheet.  The Company reports revenue net of sales and other sales related taxes collected from customers and remitted to governmental taxing authorities.

Additionally, we will discuss the contribution of these promotions to revenue and operating income, to the extent that they are material and practical to quantify, in future filings in Management’s Discussion and Analysis of Financial Condition and Results of Operations under the Other Operating Costs caption, as appropriate.  An example of such an expanded disclosure that we will include in our next 10-Q filing, if material, is as follows:

Other operating costs include, among other items, marketing and promotional costs, bank and credit card fees, and restaurant utilities and maintenance costs. Other operating costs as a percentage of revenue increased for the three and six months ended June 30, 2016 due primarily to an increase in marketing and promotional spend, which contributed $XX million and $XX million to the increase, as well as lower average restaurant sales, and expenses for kitchen supplies and repairs and maintenance as we enhance food safety protocols in our restaurants. We will continue to invest in marketing and promotional activities in order to regain customers after the recent food-borne illness incidents.

As previously stated, promotional offers of free food do not directly impact revenue.  Furthermore, given the unusual sales trends resulting from the food borne-illness incidents, we were unable to calculate or accurately estimate any indirect impact that promotional activity had on revenue. Consequently, we do not believe any further disclosure quantifying the potential impact of promotional activity on revenue would have been appropriate in our Form 10-Q for the period ended March 31, 2016.  In future filings, we will disclose any quantifiable, material impacts of promotional offers on changes in revenue.

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Results of Operations, page 10

2. We note your disclosure of the factors for which fluctuations in income statement line items are attributed; however, in addition to discussing the factors for the change (or lack thereof), please quantify the factors for the change, particularly when more than one factor is attributed to the change. For example, you state that certain increases were “primarily” attributed to one factor, and “partially offset” by another factor or you indicate an increase was “additionally” attributed to more than one factor without quantifying each factor. These disclosures should be presented in a manner so as to allow investors to discern the relative contribution of each of the multiple components cited to the total change. For example, when food, beverage and packaging costs increased as a percentage of revenue primarily due to food testing and waste costs, as well as higher expense for pre-cut product, offset by lower beef costs, please quantify these changes or provide the actual cost figures necessary to put these changes in proper context. Please revise accordingly.

In response to the Staff’s comments, we will in future filings, particularly when there is more than one material factor contributing to a change, to the extent practicable,  quantify those factors.    With respect to the example in your comment regarding the change in food, beverage and packaging costs, we do not believe quantifying these amounts would have been useful to the reader as each factor was individually immaterial.  Additionally, it was not practical to separately describe each immaterial change; however, we described the components in order of impact to provide the reader a general sense of the relative contribution of each change.

The Company hereby acknowledges the following:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;
•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please direct any comments or questions regarding this filing to Brandee Green at 303-222-6071.

Very truly yours,
_ /s/ John R. Hartung ____________________

John R. Hartung

Chief Financial Officer

Cc:Audit Committee, Board of Directors, Chipotle Mexican Grill, Inc.

James Price, Ernst & Young, LLP